CE FRANKLIN LTD.

INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CE Franklin Ltd. (the "Corporation" or "CE Franklin") to be voted at the Annual and Special Meeting (the "Meeting") of the holders of Common Shares ("Shareholders") of the Corporation to be held on May 2, 2006 at 2:30 p.m. (Calgary time) in the Cardium Room at the Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting.  The solicitation is intended to be primarily by mail; however, proxies may also be solicited by telephone or in person.  The cost of solicitation will be borne by the Corporation.  Except where otherwise stated, the information contained herein is given as of the 22nd day of March 2006.

Record Date

The record date for the determination of CE Franklin Shareholders entitled to receive notice of and to vote at the Meeting is March 16, 2006.  CE Franklin Shareholders whose names have been entered in the share register at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of the holder's shares after such date and the transferee of those shares establishes ownership of the shares and demands, not later than 10 days before the Meeting, to be included in the list of CE Franklin Shareholders eligible to vote at the Meeting, said transferee will be entitled to vote those shares at the Meeting.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are Directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the Shareholders who appoint them.  A Shareholder has the right to appoint a nominee other than the persons designated in the enclosed form of proxy to represent him at the Meeting by inserting the name of his chosen nominee (who need not be a Shareholder) in the space provided for that purpose on the form or by completing another proper form of proxy.  Such a Shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the Shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the Shareholder or his attorney authorized in writing, a copy of which authorization should accompany the proxy.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and deposited with Computershare at 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8, not later than 12:00 noon (Calgary time) on the last business day preceding the day of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it any time before it is exercised by instrument in writing executed by the registered Shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.

Voting of Proxies

Each Shareholder may instruct his proxy how to vote his shares by completing the blanks on the form of proxy.  Shares represented by properly executed forms of proxy in favour of the persons designated on the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions made on the forms of proxy on any ballot that may be called for and, if a Shareholder specifies a choice as to any matters to be acted upon, such Shareholder's shares shall be voted accordingly.  In the absence of such instructions or choices, such shares will be voted FOR all matters set out in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to any other matters which may properly come before the Meeting.  The shares represented by the form of proxy will be voted on such matters in accordance with the best judgment of the person voting such shares.  At the time of printing this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Beneficial CE Franklin Shareholders

The information set forth in this section is of significant importance to many CE Franklin Shareholders, as a substantial number of CE Franklin Shareholders do not hold CE Franklin Shares in their own name.  CE Franklin Shareholders who do not hold CE Franklin Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by CE Franklin Shareholders whose names appear on the records of CE Franklin as the registered holders of CE Franklin Shares can be recognized and acted upon at the Meeting.  If CE Franklin Shares are listed in an account statement provided to a CE Franklin Shareholder by a broker, then, in almost all cases, those shares will not be registered in the CE Franklin Shareholder's name on the records of the Corporation.  Such shares will more likely be registered under the names of the CE Franklin Shareholder's broker or an agent of that broker.  In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  CE Franklin Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting CE Franklin Shares for the broker's clients.

If the form of proxy was received by a CE Franklin Shareholder, unsigned, from an intermediary holding CE Franklin Shares on behalf of a CE Franklin Shareholder, the signed proxy must be returned to such intermediary so that the intermediary can vote the CE Franklin Shares on the CE Franklin Shareholder's behalf.

Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the applicable Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by CE Franklin.  However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP").  ADP typically asks Beneficial Shareholders to return the proxy forms to

ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the applicable meeting.  A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote CE Franklin shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the CE Franklin Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered CE Franklin Shareholder and vote the shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors has fixed March 16, 2006 as the record date for determining Shareholders entitled to receive notice of the Meeting.  A person shown as a Shareholder of record on March 16, 2006 will be entitled to vote the shares then registered in such Shareholder's name, except to the extent that (a) the Shareholder has transferred the ownership of any of such shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands not later than ten days before the Meeting that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

As at March 22, 2006, the Corporation had issued and outstanding 17,879,040 Common Shares, each such share entitling the holder to one vote in respect of each share held.  To the knowledge of the Corporation, after reasonable inquiry, no person or group of persons beneficially own, directly or indirectly, or exercise control over shares carrying more than 10% of the voting rights attached to the Common Shares, except as specified below:

Name	Number of CE Franklin Shares	Percentage of CE Franklin Shares
Smith International, Inc.	9,524,882	53.3%

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid by the Corporation to the Chairman, President and Chief Executive Officer and the Vice President and Chief Financial Officer and the three next most high compensated executive officers whose total salary and bonus exceeded $150,000 in 2005 and who served in such capacities at December 31, 2005, (collectively, the "Named Executive Officers") for services rendered to the Corporation for the periods indicated.

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation*($)(2)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compens-*ations*($)

Michael S. West	2005	350,000	426,740	23,827	52,405	--	----
Chairman,	2004	217,769	243,450	21,291	--------
President and	2003	200,000	--	20,094	76,044	--	----
Chief
Executive Officer (3)

Salvatore Secreti	2005	190,000	171,950	22,182	38,430	--	----
Vice President	2004	191,632	178,000	21,274	--------
and Chief *Financial Officer (4)	2003	176,000	--	19,374	55,766	--	----

Timothy M. Ritchie	2005	144,000	226,860	21,156	28,823	--	----
Vice President,	2004	138,600	134,300	19,875	--------
Strategic Initiatives	2003	132,000	--	14,094	41,824	--	----

Brent W. Greenwood	2005	131,000	226,860	20,750	26,203	--	----
Vice President,	2004	126,000	121,550	18,677	--------
Marketing and	2003	120,000	--	14,094	38,022	--	----
Supply------

James E. Baumgartner	2005	160,000	226,860	17,288	26,203	--	----
Vice President,	2004	126,000	121,550	14,664	--------
Operations	2003	120,000	--	13,200	38,022	--	----

Notes:

(1)

Bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.

(2)

For 2005, amounts in this column include $9,600 for a car allowance, $4,610 for parking and $9,617 for contributions to a group RRSP plan for Mr. West; $9,600 for a car allowance, $4,610 for parking and $7,972 for contributions to a group RRSP plan for Mr. Secreti; $9,600 for a car allowance, $3,868 for parking and $7,688 for contributions to a group RRSP plan for Mr. Ritchie;  $9,600 for a car allowance, $4,610 for parking and $6,540 for contributions to a group RRSP for Mr. Greenwood; and $9,600 for a car allowance and $7,688 for contributions to a group RRSP plan for Mr. Baumgartner.

(3)

Mr. West was appointed Chairman on December 31, 2003.

(4)

Mr. Secreti has announced that he will resign from the Corporation effective May 31, 2006.

Stock Options Granted During 2005

The following options to purchase Common Shares of the Corporation were granted during 2005 to the Named Executive Officers of the company pursuant to the terms of the Company’s Stock Option Plan.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Michael S. West	52,405	12.7	4.60	4.60	January 11, 2015
Salvatore Secreti	38,430	9.3	4.60	4.60	January 11, 2015
Timothy M. Ritchie	28,823	7.0	4.60	4.60	January 11, 2015
Brent W. Greenwood	26,203	6.3	4.60	4.60	January 11, 2015
James E. Baumgartner	26,203	6.3	4.60	4.60	January 11, 2015

Aggregate Option Exercises During 2005 and Option Values at December 31, 2005

The following table sets forth information in respect of the aggregate stock options exercised by the Named Executive Officers during 2005 and the value of unexercised, in-the-money options as at December 31, 2005.  The actual value of the unexercised in-the-money options will be determined by the market price of the Corporation's Common Shares on the date such options are exercised by any of the Named Executive Officers.  There is no assurance that the values of such in-the-money options shown in this table will be realized.

			Unexercised Options/SARs at December 31, 2005		Value of Unexercised in-the-Money Options/SARs at December 31, 2005(1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Michael S. West	180,000	2,191,604	82,444	77,500	1,044,116	938,931
Salvatore Secreti	62,907	523,174	97,446	56,833	1,258,123	688,545
Timothy M. Ritchie	37,987	384,493	56,161	42,625	730,328	516,411
Brent W. Greenwood	37,572	497,414	53,614	38,750	696,198	469,464
James E. Baumgartner	10,000	123,300	81,223	38,750	1,044,071	469,464

Note:

(1)

The "Value of Unexercised in-the-Money Options/SARs at December 31, 2005" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options.  At December 31, 2005 the closing price of the Corporation's Common Shares on the Toronto Stock Exchange was $16.10.

Adoption of Restricted Stock Unit Plan

The Board of Directors has approved the establishment of a restricted stock unit plan (the "RSU Plan"). The purpose of the RSU Plan is to attract, retain and motivate officers, employees and directors of the Corporation and consultants engaged to provide ongoing management or consulting services to the Corporation or any subsidiary thereof by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation.  The Board of Directors of the Corporation believes that it is important to provide competitive compensation to officers, employees, directors and consultants of the Corporation or any subsidiary thereof, including long term incentive compensation such as restricted stock units.

The RSU Plan is intended to replace the Corporation's existing stock option plan.  Accordingly, if the RSU Plan is adopted, no new options will be granted, but outstanding options will continue until exercised or expired in accordance with their terms.

Pursuant to the terms of the RSU Plan, the Corporation may grant restricted stock units ("RSUs") to directors, officers, employees and consultants of the Corporation or any subsidiary thereof.  RSUs entitle the holder thereof to receive upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature RSUs then held; or (ii) a payment from the Corporation equal to the closing price per Common Share of a stock exchange on which the Common Shares are then listed for trading for each mature RSU then held.  Pursuant to the RSU Plan, the number of RSUs that may be issued in any given year is subject to certain restrictions.  The number of RSUs granted is to be determined in the discretion of the Board of Directors at the time of the granting of the RSUs, as is the term and vesting policies.  There may not be issued any RSUs exceeding 10% of the outstanding issue from time to time and no one eligible RSU recipient can receive RSUs entitling the eligible recipient to acquire more than 5% of the total Common Shares by way of the granting of RSUs.  There may not be issued to any one insider and such insider's associates, within a one-year period, a number of RSUs of the Corporation exceeding 5% of the outstanding issue.

Equity Compensation Plan Information

As at December 31, 2005, the following table sets forth information with respect to the Corporation's compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)	Total number of securities issued and issuable under the Corporation's Stock Option Plan as a Percentage of all issued and outstanding securities (d)
Equity compensation plans approved by securityholders	1,295,036	$3.65	299,419	9.0%
Equity compensation plans not approved by securityholders	--	--	--	--
Total	1,295,036	$3.65	299,419	9.0%

Notes:

(1)

During 2005, the Corporation issued an aggregate of 413,745 stock options to purchase Common Shares.

Composition of the Compensation Committee

The Compensation Committee is comprised of David A. Dyck, Victor Stobbe and Douglas L. Rock, all of whom are independent, non-employee directors of the Corporation.  Mr. Rock is currently Chairman, Chief Executive Officer and President of Smith International, Inc. ("Smith") which holds a material interest in the Corporation.  See "Interest of Management and Others in Material Transactions".

During 2005, no member was a current or former officer or employee of the Corporation or any of its subsidiaries.  The Compensation Committee of the Board of Directors is responsible for, among other matters, reviewing the performance objectives and compensation package for the Chairman, President and Chief Executive Officer, recommending compensation and benefits packages for senior management and reviewing and approving fees paid to members of the Board of Directors.

Report on Executive Compensation

During 2005, the Corporation's compensation arrangements for the Named Executive Officers consisted of a combination of base salary (approximately 36.5% of total compensation), a variable pay bonus plan (approximately 48.0% of total compensation) and stock option awards (approximately 15.5% of total compensation).  The objectives of the Corporation's compensation program are: to align the executive's interests with those of Shareholders; to provide market based compensation that is sufficient to attract, retain and reward a high calibre management team; to provide the opportunity to earn total compensation that is above average when performance standards are exceeded, with an emphasis on annual and longer term incentives; and to balance company-wide and operational (individual) performance results.

Salaries

In 2005, the Corporation targeted overall base salary levels at or near the market median considering both its peer group of companies, who are members of the Petroleum Services Association of Canada ("PSAC"), and prevailing salary levels in the Canadian industrial distribution market.

Base salaries are reviewed annually and actual salary levels will reflect market conditions, individual qualifications and performance of the executive and the performance of the Corporation in the preceding year.

Variable Pay Bonus Plan

Each of the Named Executive Officers is eligible to participate in this plan.  Bonus amounts are determined annually.  The amount of the bonus for any executive officer during 2005 was determined based on actual corporate performance measured against an earnings per share target (100% weighting).  Penalties were then applied to the bonus if the Corporation fell short of targets specified for inventory turns, accounts receivable days sales outstanding and freight as a percentage of sales.

During 2005, the earnings per share target was exceeded with a $0.66 (188.6%) improvement over 2004.  Actual inventory turns and freight as a percentage of sales fell short of target; however, inventory turns fell short of target because of a strategic decision made by management which resulted in increased profit margins for the Corporation.  The Compensation Committee determined that management bonuses should not be reduced because of a decision made in the best interest of the Corporation and waived the penalty associated with the inventory turns target.  The freight target was not met resulting in a 5% penalty applied to the variable bonus payout to the Named Executive Officers.

The Named Executive Officers will continue to be eligible for annual bonus awards, based on the challenges associated with their responsibilities.  The Compensation Committee has established target performance measures commensurate with their specific responsibilities in 2006 and has set an additional bonus for meeting certain targets with respect to safety.

Long Term Incentives

Until 2005, the Named Executive Officers were eligible for annual stock option awards with varying levels of grants related to levels of base salary.  Under the terms of the stock option award guidelines, options were granted from time to time at the discretion of the Board of Directors and upon the approval and recommendation of the Compensation Committee.  All options granted after 2001 had a ten-year term while all options granted prior to 2002 had, and vested, on a basis determined by the Compensation Committee.

Given the "option overhang" as a proportion of shares outstanding created by the number of unexercised stock options granted in previous years to executives of the Corporation, the Named Executive Officers are not expected to receive additional stock options in 2006.  The Board of Directors has approved the establishment of a restricted stock unit plan (see “Adoption of Restricted Stock Unit Plan”).

Chairman, President and Chief Executive Officer Compensation

The compensation for the Chairman, President and Chief Executive Officer incorporates a base salary, participation in the variable pay bonus plan and the long term incentive plan, the terms of which are described above under "Salaries", "Variable Pay Bonus Plan" and "Long Term Incentives".  The Chairman, President and Chief Executive Officer's salary, variable pay and long term incentives awards are designed and administrated by the Compensation Committee in the same manner and subject to the same targets as the other Named Executive Officers.

Other

No action or recommendation of the Compensation Committee was in any material way modified or rejected by the Board of Directors in 2005.

This report is submitted by the Compensation Committee, which consists of:

David A. Dyck	Victor Stobbe	Douglas L. Rock

Corporate Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total Shareholder return on its Common Shares as listed on the American Stock Exchange based on an initial fixed investment of $100 with the cumulative return on the American Stock Exchange Market Value Index and the American Stock Exchange Oil Index.

Compensation of Directors

Mr. West, President and Chief Executive Officer of the Corporation, does not receive any additional compensation for being a member and Chairman of the Board of Directors of the Corporation.  In addition, Messrs. Rock and Kennedy, as nominees of Smith, the majority Shareholder of the Corporation, do not receive compensation for being members of the Board of Directors of the Corporation.

During 2005, the other directors of the Corporation were compensated based on a flat fee of $12,000 plus meeting fees for which they were in attendance of $1,000 per meeting for board meetings, $750 per meeting for committee meetings, and $250 for meetings that they were in attendance by phone.  Committee chairs were compensated an additional $2,000, annually.

In addition, during 2004 and 2005, a Special Committee was established to evaluate the proposed acquisition of Wilson International, Inc. ("Wilson") from Smith.  The discussions with respect to this acquisition terminated on April 4, 2005.  Mr. Stobbe and Mr. Dyck were each paid a fee of $21,250 and $20,500, respectively, in 2005 and $40,000 in 2004 as members of the Special Committee.

Mr. Schnell and Mr. Martin were paid directors fees of $27,750 and $23,250 in 2005, respectively.  Mr. Dyck and Mr. Stobbe were paid directors fees of $48,000 and $50,750 respectively (including Special Committee fees).  Directors are also reimbursed for their expenses incurred in respect of each meeting of the directors or special service.  Employees of the Corporation receive no additional compensation for acting as directors of the Corporation.  During 2005 directors who were not officers of the Corporation or nominees of Smith were granted a total of 80,000 options to purchase Common Shares at a grant price of $4.60 per share.  No compensation was paid to any director of the Corporation for their services as consultants or experts to the Corporation.

Mr. Schnell and Mr. Martin will be retiring from the Board of Directors effective May 2, 2006, and therefore will not be standing for re-election.  The board has agreed to vest, as of May 2, 2006, all 35,050 of their stock options to purchase Common Shares.

Employment Contracts

The Corporation has entered into employment contracts with the Chairman, President and Chief Executive Officer and the Vice-President and Chief Financial Officer which provides for payment of 24 months' and 12 months' salary respectively, if employment is terminated without cause.  Mr. Secreti’s resignation from the Corporation will not entitle him to a termination payment under his employment contract.

Mr. West's employment contract also entitles him to terminate his employment and receive a payment of 24 months' salary in the event that certain change of control provisions are triggered.

Directors' and Officers' Liability Insurance

The Corporation maintains a policy of directors' and officers' liability insurance, the premium for which in 2005 annualized was $175,000 and which is paid for by the Corporation.  The policy has a limit of $25,000,000 and has a $500,000 deductible for the Corporation in Canada and a U.S.$500,000 deductible in the U.S. with respect to judgements, settlements and defence costs for indemnifiable losses.

Indebtedness of Directors and Senior Officers

No directors or senior officers nor any of their associates or affiliates were indebted to the Corporation during 2005.

Corporate Governance

CE Franklin's Board has ultimate responsibility for the way in which the Corporation is managed, including overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of the business. The Board's fundamental objectives are to:

•

enhance and preserve long-term shareholder value;

•

ensure the Corporation meets its obligations on an ongoing basis; and

•

ensure the Corporation operates in a reliable and safe manner.

The Board of Directors is responsible for the development of a strategic plan, identifying and controlling the principal risks of the Corporation, succession planning, developing communications policies, and internal control and management systems. The Board discharges its responsibilities directly and through committees.

At regularly scheduled meetings, members of the Board receive and discuss reports from operating and financial management, review the Corporation's overall financial position, and discuss current trends, developments, issues and plans. A budget is reviewed and approved by the Board on an annual basis and a comparison of actual results to budget and prior year’s results is monitored on a quarterly basis pursuant to management reports. Significant transactions or activities outside of the ordinary course of business and activities not contemplated by the budget require Board approval and are considered at additional meetings that are held as required. Informal discussion occurs between management and members of the Board on a regular basis, which facilitates open and candid discussions among independent directors.  The Board meets independently of management and the Chairman at each meeting of the Board, who is not considered independent under securities laws as described below.  The Board met seven times during 2005.

The attendance record for each director for all Board of Directors meetings held for the financial year ended December 31, 2005, is set out below.

Number of Meetings Attended
Name of Director	Board of Directors	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Environment, Health and Safety Committee
Michael S. West	7 of 7	N/A	N/A	N/A	N/A
David A. Dyck	7 of 7	7 of 7	1 of 1	1 of 1	N/A
John J. Kennedy	2 of 7(1)	N/A	N/A	N/A	1 of 1
S. Douglas Martin	7 of 7	N/A	N/A	N/A	1 of 1
Douglas L. Rock	0 of 7(1)	N/A	0 of 1(1)	1 of 1	N/A
Gordon R. Schnell	7 of 7	7 of 7	N/A	1 of 1	1 of 1
Victor J. Stobbe	7 of 7	7 of 7	1 of 1	N/A	N/A

(1) Messrs. Rock and Kennedy did not attend Board of Directors or Committee meetings while CE Franklin was in discussions with Smith with respect to the proposed acquisition of Wilson from Smith.

Board Composition

The Board is composed of seven members, being a size considered appropriate by the Board, having regard to the Corporation's size and complexity. Under National Policy 58-201 Corporate Governance Guidelines ("NP 58-201"), a director is independent if he or she has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement.  In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Corporation, including any individual who is, or has recently been an employee or executive officer of the Corporation, and an individual whose immediate family members is, or has recently been, an executive officer of the Corporation.  Under this definition, the Board has four independent directors as defined under NP 58-201, David A. Dyck, Victor J. Stobbe, S. Douglas Martin and Gordon R. Schnell, being a majority of the Board.  Messrs. Michael S. West, Douglas L. Rock and John J. Kennedy are executive officers of the Corporation or Smith and are thus not independent as defined under NP 58-201.

While the Board has adopted a written code of ethical business conduct.  To the extent necessary, and subject to the approval of the Board as a whole, any member of the Board is entitled to engage an outside advisor at the expense of the Corporation. Such outside advisor would be available in the event that a director or executive has a material interest in a transaction or agreement under consideration.  The Corporation is controlled by Smith, which, as of March 22, 2006, owned 53.3% of the outstanding Common Shares of the Corporation.

As of March 22, 2006, approximately 46.7% of the outstanding Common Shares are held by shareholders other than the Corporation's significant shareholder and its affiliates.  The four independent directors do not have any interests in or relationships with the significant shareholder or its affiliates.  Victor J. Stobbe and Douglas L. Rock are also directors of reporting issuers other than the Corporation as set forth below:

Name	Reporting Issuer
Douglas L. Rock	MoneyGram International, Inc. Smith International, Inc.
Victor J. Stobbe	Trican Well Service Ltd.

Board Committees

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Environment, Health and Safety Committee. The Corporation does not have an Executive Committee and utilizes in its place ad hoc committees on an as required basis.  The following is a brief description of the mandate and composition of each Committee.

Audit Committee

The Audit Committee is composed entirely of independent directors - David A. Dyck, Gordon R. Schnell and Victor J. Stobbe. The Audit Committee is responsible for, among other matters, reviewing the Corporation's financial reporting process (including reviewing annual and quarterly Financial Statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Corporation's external auditors and meets with them on a regular basis without management of the Corporation present.  The Audit Committee met seven  times during 2005.

Compensation Committee

The Compensation Committee is composed of two independent directors, being David A. Dyck and Victor J. Stobbe as well as Douglas L. Rock who is a representative of Smith.  The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including establishing the compensation philosophy, reviewing the performance of the Chief Executive Officer, and recommending compensation for the Chief Executive officer and other senior executives. The Compensation Committee also approves the terms and granting of stock options to the senior executives and employees of the Corporation. The Compensation Committee met once in 2005.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of two independent directors being David A. Dyck and Gordon R. Schnell; and Douglas L. Rock who is a representative of Smith.  The Corporate Governance and Nominating Committee is responsible for, among other matters: monitoring and managing the corporate governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; and reviewing the performance and effectiveness of the Board and each member of the Board. The Corporate Governance and Nominating Committee assesses the suitability of potential candidates by way of a selection assessment that includes a wide array of factors deemed appropriate all in the context of the perceived needs of the Board and the Corporation at the time.  The Corporation provides formal education programs for new directors and provides such orientation and information as individual directors may request on an ongoing basis.  The Corporate Governance and Nominating Committee met once in 2005.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee is comprised of two independent directors being Gordon R. Schnell and S. Douglas Martin; and John J. Kennedy who is a representative of Smith.  The Environment, Health and safety Committee is responsible for, among other matters, monitoring the management of the Corporations environmental, health and safety risks, liabilities, policies, practices and procedures. The Environment, Health and Safety Committee met once in 2005.

Expectation of Management

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Corporation, significant risks and opportunities available to the Corporation. While the Board has not established specific position descriptions for the Board, Chairman and Chief Executive Officer, determined specific corporate objectives that the Chief Executive Officer is responsible for meeting or adopted a written mandate, the Board does not feel that the lack of such specific descriptions, objectives or mandate compromises the effectiveness of the governance of the Corporation. Due to the relatively small size of the Board and of the Corporation, the effectiveness of management generally and of the Chief Executive Officer specifically can be determined on a more informal basis.

Shareholder Feedback

The Corporation has one employee, Cheryl Bourget, Executive Assistant, with designated responsibility for investor relations. Every shareholder enquiry receives a prompt response and significant shareholder concerns are reported to management and, where appropriate, the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

John J. Kennedy and Douglas L. Rock are directors of the Corporation.  Mr. Rock is President, Chief Executive Officer and Chairman of the Board of Smith (which holds 9,524,882 CE Franklin Shares representing approximately 53.3% of the issued and outstanding CE Franklin Shares) and Mr. Kennedy is President and Chief Executive Officer and a director of Wilson, a wholly-owned subsidiary of Smith.  During 2005, the Corporation purchased inventory in the ordinary course of business, and at market rates, from affiliates of Smith.

BUSINESS OF THE MEETING

Election Of Directors

The board presently consists of seven directors.  It is proposed that seven directors be elected to serve until the next annual meeting or until their successors are duly elected, unless their offices are earlier vacated.  The term of office of all the present directors expires upon the election of their successors.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the applicable nominees set forth below.  Management does not contemplate that any of the nominees will be unable to serve as director, however, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.  Information is given below with respect to each nominee for election as a director.

Name, Position with Corporation and Municipality of Residence	Principal Occupation	Shares Owned Beneficially or Controlled(1)	Director Since

Michael S. West Director and Chairman, President and Chief Executive Officer Calgary, Alberta

Director, President and Chief Executive Officer of the Corporation since January 15, 2002.  Mr. West was appointed Chairman of the Board on December 31, 2003; prior thereto Mr. West was Vice President, Operations with a national distributor of supplies to the energy industry.

		nil	January 15, 2002
David A. Dyck(2) (3) (4) Director Calgary, Alberta

Vice President, Finance and Chief Financial Officer of Western Oil Sands Inc. (oil production)  from April 2000 to present.  Prior thereto, Senior Vice President, Finance and Administration and Chief Financial Officer of Summit Resources Limited (oil and gas exploration and production).

		nil	May 4, 2004
John J. Kennedy(5) Director Houston, Texas	President and Chief Executive Officer of Wilson.	nil	July 14, 1999
Douglas L. Rock(2) (3) Director Houston, Texas	Chairman and Chief Executive Officer of Smith International, Inc.	nil	July 14, 1999
Victor Stobbe(3) (4) Director Okotoks, Alberta	Chief Financial Officer of Wave Energy Ltd. (oil and gas exploration and production). Formerly President of American Leduc Petroleums Ltd. (oil and gas exploration and production) from October 1997 to October 2003.	6,600	August 6, 2003
Robert McClinton Director Calgary, Alberta	Director of CriticalControl Solutions Corp. Prior thereto, President and Chief Executive Officer of BMP Energy Systems Ltd. from May 1998 to March 2005.	nil	Nominee
Michael J.C. Hogan Director Calgary, Alberta	President and Chief Executive Officer of Enact Power Ltd. since June 2001. Prior thereto also President of Hogan Energy consulting Corp. since 1998.	nil	Nominee

Notes:

(1)

The information as to Common Shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

(2)

Member of Corporate Governance and Nominating Committee.

(3)

Member of Compensation Committee.

(4)

Member of Audit Committee.

(5)

Member of Environment, Health & Safety Committee.

Except as disclosed, each of the foregoing nominees has held his present principal occupation with his current employer or other positions with the same firm throughout the last five years.

Appointment Of Auditors

Unless proxies are marked to withhold authority to vote for, the persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed, at a remuneration to be fixed by the board of directors.  PricewaterhouseCoopers LLP or its predecessor, Coopers & Lybrand, have been the auditors of the Corporation since February 1993.

The following table summarizes the total fees paid to PricewaterhouseCoopers LLP, the external auditor of the corporation, for the year ended December 31, 2005.

Year-Ended December 31,	2005
(thousands of Cdn. Dollars)

Audit fees(1)	$231
Audit related fees(2)	39
Tax fees(3)	197
$467

(1)

Audit fees include professional services for the audit of financial statements, review of quarterly financial statements and annual filing documents and services performed in 2005 in connection with compliance with section 404 of the Sarbanes-Oxley Act.  The Audit Committee approved 100% of these fees.

(2)

Audit related fees consist of due diligence services provided for the proposed transaction to acquire Wilson.  The Audit Committee approved 100% of these fees.

(3)

Tax fees include professional services with respect to reviewing tax returns, tax advice, tax planning and tax due diligence services provided for the proposed transaction to acquire Wilson.  The Audit Committee approved 100% of these fees.

The Corporation’s audit committee policy states all auditing services and non-audit services provided to the Corporation by the Corporation’s auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Corporation.  In no circumstances, shall the Corporation’s auditor provide any non-audit services that are prohibited by applicable law or regulation.

Confirmation of By-Law No. 1

At the Meeting, the shareholders of the Corporation will be asked to consider and, if thought advisable, approve a resolution to confirm the Corporation's restated by-laws in the form attached to this Information Circular as Appendix A.  The restated by-laws contain numerous minor changes to reflect changes in the Business Corporations Act (Alberta) since the previous by-laws were adopted September

14, 1993, as well as more significant amendments which provide for: (i) the participation in meetings of directors and shareholders by electronic means as well as by telephone; (ii) holding of meetings of shareholders entirely by electronic means; (iii) expansion of those provisions dealing with the protection of directors and officers, including provision for the advance of costs and expenses to a director or officer pending final determination of an action in which they are involved as a result of their relationship with the Corporation; (iv) imposing an obligation on the Corporation to use reasonable commercial efforts to obtain any court or other approval required for the provision of indemnification; (v) provisions which clarify that the right to indemnity provided by the by-laws is not exclusive and are in addition to indemnities provided by other means including indemnity agreements; and (vi) provisions which authorize the Corporation to purchase insurance for the benefit of its directors and officers.

The directors approved the amended and restated by-law in the form attached to this Information Circular as Appendix A on February 2, 2006.

To be adopted, the resolution must be approved by a majority of the votes cast at the Meeting by the holders of Common Shares. The persons named in the enclosed form of proxy intend to vote at the Meeting in favour of this resolution.  The following is the form of resolution to be approved at the Meeting:

"BE IT RESOLVED THAT:

1.

By-Law No. 1 of the Corporation, dated February 2, 2006, substantially in the form attached as Appendix A to the Information Circular, is hereby confirmed as the general by-law of the Corporation replacing By-law Number 1 dated September 14, 1993; and

2.

any one director or officer is hereby authorized to sign By-Law No. 1 and to do all other acts and things as may be necessary or convenient to give effect to this resolution."

Approval of Restricted Stock Unit Plan

At the Meeting, shareholders of the Corporation will be asked to consider and, if deemed advisable, approve a resolution approving the Corporation's RSU Plan. The terms of the RSU Plan are described in this Information Circular (see "Executive Compensation – Adoption of Restricted Stock Unit Plan") and no changes to the RSU Plan are proposed.

The RSU Plan is intended to replace the Corporation's existing stock option plan.  Accordingly, if the RSU Plan is adopted, no new options will be granted, but outstanding options will continue until exercised or expired in accordance with their terms.

To be adopted, the resolution must be approved by a majority of the votes cast at the Meeting by the holders of Common Shares. The persons named in the enclosed form of proxy intend to vote at the Meeting in favour of this resolution.  The following is the form of resolution to be approved at the Meeting:

The form of resolution to considered by shareholders at the Meeting is as follows:

"BE IT RESOLVED THAT:

1.

the Corporation's restricted stock unit plan is hereby approved; and

2.

any one director or officer of the Corporation is hereby authorized to execute and deliver all such documents and to do all such acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to this resolution."

OTHER BUSINESS

It is not the intention of the management of the Corporation to bring any other business before the Meeting other than the matters referred to in the Notice of Annual Meeting of Shareholders.  However, the enclosed form of proxy is a discretionary proxy and the persons named therein are authorized to vote in accordance with their discretion on any other matters, which may properly come before the Meeting, or any adjournment thereof.

ADDITIONAL INFORMATION

Copies of the Corporation's most recent annual report and any information incorporated therein by reference, the Corporation's audited consolidated financial statements as at and for the year ended December 31, 2005 and this Information Circular may be obtained on the SEDAR website at www.sedar.com or from the Vice President and Chief Financial Officer of the Corporation at 1900, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.

APPENDIX A

BY-LAW NO. 1

A By-Law relating generally to the transaction of

the business and affairs of CE FRANKLIN LTD.

CONTENTS

SECTION

SUBJECT

One

Interpretation

Two

Business of the Corporation

Three

Directors

Four

Committees

Five

Protection of Directors and

Officers

Six

Shares

Seven

Dividends

Eight

Meetings of Shareholders

Nine

Notices

Ten

Effective Date

IT IS HEREBY ENACTED as By-law No. 1 of CE FRANKLIN LTD. (hereinafter called the "Corporation") as follows:

SECTION ONE

INTERPRETATION

1.01

Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act of Alberta, and any statute that may be substituted therefore, including the regulations thereunder, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"meeting of shareholders" means any meeting of shareholders, including any meeting of one or more classes or series of shareholders;

"recorded address" means, in the case of a shareholder, the address of such shareholder as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, the latest address of such person as recorded in the records of the Corporation; and

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.03 or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts, unincorporated organizations and personal representatives.

1.02

Conflict with the Act, the Articles or any Unanimous Shareholder Agreement

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act, the articles or any unanimous shareholder agreement relating to the Corporation, the provisions of the Act, the articles or the unanimous shareholder agreement shall govern.

1.03

Headings and Sections

The headings used throughout the by-laws are inserted for convenience of reference only and are not to be used as an aid in the interpretation of the by-laws.  "Section" followed by a number means or refers to the specified section of this by-law.

1.04

Invalidity of any Provision of By-laws

The invalidity or unenforceability of any provision of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01

Corporate Seal

The corporate seal of the Corporation, if any, shall be in such form as the board may from time to time by resolution approve.

2.02

Financial Year

The financial year of the Corporation shall end on such date in each year as the board may from time to time by resolution determine.

2.03

Execution of Instruments

Deeds, transfers, assignments, contracts, mortgages, charges, obligations, certificates and other instruments of any nature whatsoever (collectively "instruments") shall be signed on behalf of the Corporation by two persons, one of whom holds the office of chair of the board, president, vice president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by resolution of the board.  In addition, the board is authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments.  Any signing officer may affix the corporate seal to any instrument requiring the same.

2.04

Execution in Counterpart, By Facsimile, and by Electronic Signature

(a)

Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by electronic means or by facsimile; and

(b)

Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document.

2.05

Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be authorized by the board.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06

Voting Rights in Other Bodies Corporate

The signing officers may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation.  Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights.  In addition, the board or, failing the board, the signing officers may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07

Divisions

The board may from time to time cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case.  From time to time the board may authorize upon such basis as may be considered appropriate in each case:

 (a)

the designation of any such division by, and the carrying on of the business and operations of any such division under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(b)

the appointment of officers for any such division and the determination of their powers and duties, provided that any such officers shall not, as such, be officers of the Corporation.

SECTION THREE
DIRECTORS

3.01

Number of Directors

The board shall consist of the number of directors provided in the articles, or, if a minimum number and a maximum number of directors is so provided, the number of directors of the Corporation shall be determined from time to time by ordinary resolution of the shareholders, or in the absence of such resolution, by resolution of the directors.

3.02

Calling and Notice of Meetings

Meetings of the board shall be called and held at such time and at such place as the board, the chair of the board, the president or any two directors may determine, and the secretary or any other officer shall give notice of meetings when directed or authorized by such persons.  Notice of each meeting of the board shall be given in the manner provided in Section Nine to each director not less than forty-eight hours before the time when the meeting is to be held unless waived in accordance with the Act.  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where required by the Act.  Notwithstanding the foregoing, the board may from time to time fix a day or days in any month or months for regular meetings of the board at a place and hour to be named, in which case no other notice shall be required for any such regular meeting except where the Act requires specification of the purpose or the business to be transacted thereat.  Provided that a quorum of directors is present, each newly elected board may, without notice, hold its first meeting following the meeting of shareholders at which such board was elected.

3.03

Place of Meetings

Meetings of the board may be held at any place in or outside Alberta.

3.04

Meetings by Telephonic, Electronic or Other Communication Facility

A director may participate in a meeting of the board or of a committee of the board by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other.  A director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

3.05

Quorum

Subject to the requirements under the Act requiring resident Canadians to be present at any meeting of the board, the quorum for the transaction of business at any meeting of the board shall consist of two directors or such greater number of directors as the board may from time to time determine, provided that, if the board consists of only one director, the quorum for the transaction of business at any meeting of the board shall consist of one director.

3.06

Chair

The chair of any meeting of the board shall be the director present at the meeting who is the first mentioned of the following officers as have been appointed: chair of the board, president or a vice-president (in order of seniority).  If no such officer is present, the directors present shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair of the meeting shall appoint some person, who need not be a director, to act as secretary of the meeting.

3.07

Action by the Board

At all meetings of the board every question shall be decided by a majority of the votes cast on the question.  A director participating in a meeting by electronic means, telephone or other communication facilities may vote by means of such facility. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote. The powers of the board may also be exercised by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board.

3.08

Adjourned Meeting

Any meeting of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place.  The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

3.09

Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof.  Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefore.

3.10

Officers

The board from time to time may appoint one or more officers of the Corporation and, without prejudice to rights under any employment contract, may remove any officer of the Corporation.  The powers and duties of each officer of the Corporation shall be those determined from time to time by the board and, in the absence of such determination, shall be those usually incidental to the office held.

3.11

Agents and Attorneys

The board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

SECTION FOUR
COMMITTEES

4.01

Committees of the Board

Subject to the Act, the board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board.

4.02

Transaction of Business

The powers of any committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of any committee may be held at any place in or outside Alberta.

4.03

Procedure

Unless otherwise determined by the board, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chair and the rules for calling, holding, conducting and adjourning meetings of the committee which, unless otherwise determined, shall be the same as those governing the board.  Each member of a committee shall serve during the pleasure of the board of directors and, in any event, only so long as such person shall be a director.  The directors may fill vacancies in a committee by appointment from among their members.  Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

SECTION FIVE
PROTECTION OF DIRECTORS AND OFFICERS

5.01

Limitation of Liability

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly, in good faith and with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.02

Indemnity

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, indemnify a director or officer of the Corporation, a former director or officer of the Corporation, and a person who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other action or proceeding to which he or she is made a party to or involved by reason of that association with the Corporation or such other entity.

5.03

Advance Of Costs

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, advance moneys to an individual referred to in Section 5.02 to defray the costs, charges and expenses of a proceeding referred to in Section 5.02 provided such individual shall repay the moneys advanced if the individual does not fulfil the conditions set forth in the Act.

5.04

Court Approval

The Corporation shall use reasonable commercial efforts to obtain any court or other approvals necessary for any indemnification pursuant to Sections 5.02.

5.05

Indemnities Not Exclusive

The rights of any person to indemnification granted by the Act or this by-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of the heirs and legal representatives of that person.

5.06

Insurance

The Corporation may purchase, maintain or participate in insurance for the benefit of the persons referred to in Section 5.02 as the board may from time to time determine.

SECTION SIX
SHARES

6.01

Non-Recognition of Trusts

Subject to the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

6.02

Joint Shareholders

If two or more persons are registered as joint holders of any share:

(a)

the Corporation shall record only one address on its books for such joint holders;

(b)

the address of such joint holders for all purposes with respect to the Corporation shall be their recorded address; and

(c)

any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

SECTION SEVEN
DIVIDENDS

7.01

Dividend Cheques

A dividend payable in cash shall be paid by cheque of the Corporation or of any dividend paying agent appointed by the board, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the shareholder's recorded address, unless such holder otherwise directs and the Corporation agrees to follow such direction.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct and the Corporation agrees to follow such direction, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.  Alternatively, dividends payable in money may be paid to shareholders by such form of electronic funds transfer as the board considers appropriate.

7.02

Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.  No dividend shall bear interest against the Corporation.

7.03

Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION EIGHT
MEETINGS OF SHAREHOLDERS

8.01

Place of Meetings

Meetings of the shareholders shall be held at such place within Alberta, as the board shall determine.  Subject to the Act, meetings may be held outside of Alberta.

8.02

Participation in Meeting By Electronic Means

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by electronic means, telephone or other communication facility that permits all participants to hear each other or otherwise communicate with each other during the meeting, if the Corporation makes available such a communication facility.  A person participating in a meeting by such means shall be deemed to be present at the meeting.

8.03

Electronic Meetings

If the directors or the shareholders of the Corporation call a meeting of shareholders, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.04

Chair, Secretary and Scrutineers

The chair of any meeting of shareholders, who need not be a shareholder of the Corporation, shall be the first mentioned of the following officers as has been appointed and is present at the meeting: chair of the board, president or a vice-president (in order of seniority).  If no such officer is present and willing to act as chair within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair.  The chair shall conduct the proceedings at the meeting in all respects and his or her decision in any matter or thing, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders.  The secretary of any meeting of shareholders shall be the secretary of the Corporation, provided that, if the Corporation does not have a secretary or if the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The board may from time to time appoint in advance of any meeting of shareholders one or more persons to act as scrutineers at such meeting and, in the absence of such appointment, the chair may appoint one or more persons to act as scrutineers at any meeting of shareholders. Scrutineers so appointed may, but need not be, shareholders, directors, officers or employees of the Corporation.

8.05

Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be; (a) those entitled to vote at such meeting; (b) the directors and auditors of the Corporation; (c) others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting;  (d) legal counsel to the Corporation when invited by the Corporation to attend the meeting; and (e) any other person on the invitation of the chair or with the consent of the meeting.

8.06

Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than ten percent (10%) of the outstanding shares of the Corporation carrying voting rights at the meeting, provided that, if there should be only one shareholder of the Corporation entitled to vote at any meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder.

8.07

Representatives

The authority of an individual to represent a body corporate or association at a meeting of shareholders of the Corporation shall be established by depositing with the Corporation a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chair of the meeting.

8.08

Action by Shareholders

The shareholders shall act by ordinary resolution unless otherwise required by the Act, articles, by-laws or any unanimous shareholder agreement.  In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

8.09

Show of Hands

Upon a show of hands, every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.10

Ballots

A ballot required or demanded shall be taken in such manner, as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.11

Electronic Voting

Notwithstanding Section 8.09, any vote referred to in Section 8.08 may be held, in accordance with the Act, partially or entirely by electronic means, telephone or other communication facility, if the Corporation has made available such a facility.

Any person participating in a meeting of shareholders under Section 8.02 or 8.03 and entitled to vote at the meeting may vote, in accordance with the Act by electronic means, telephone or other communication facility that the Corporation has made available such purpose.

8.12

Resolution in Lieu of Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders.  A resolution in writing may be signed in one or more counterparts.

SECTION NINE
NOTICES

9.01

Method of Giving Notices

Any notice (which term includes any communication or contract document or instrument in writing, or electronic document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles or the by-laws or otherwise to a shareholder, director, officer, or auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's record address or if mailed to such person at such record address by prepaid mail or if sent to such person by electronic means as permitted by, and in accordance with, the

Act.  The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.  The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

9.02

Notice to Joint Holders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

9.03

Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

9.04

Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.05

Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

SECTION TEN
EFFECTIVE DATE

10.01

Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

10.02

Repeal

All previous by-laws of the Corporation which are inconsistent herewith are repealed as of the coming into force of this by-law.  Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal.  All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE by the board the 2nd of February, 2006.

________________________________

President

CONFIRMED by the Shareholders in accordance with the Act the 2nd day of May, 2006.

________________________________

President

APPENDIX B

CE FRANKLIN LTD. (the "Corporation")

BOARD OF DIRECTORS (the "Board")

TERMS OF REFERENCE

A.

OBJECTIVES

The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management which is responsible for the day-to-day conduct of the business.  The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should consider the legitimate interests its stakeholders such as employees, customers and communities may have in the Corporation.  In supervising the conduct of the business, the Board, through the Chief Executive Officer of the Corporation (the "CEO"), shall set the standards of conduct for the enterprise.

B.

CONSTITUTION

1.

Chairman of the Board

The directors shall appoint a chairman (the "Chairman") from amongst their number.  If the Chairman of the Board is not present at any meeting of the Board, the Chairman of the meeting shall be chosen by the Board from among the directors present.  The Chairman presiding at any meeting of the Committee shall have a casting vote in case of deadlock.  The Board shall also appoint a Secretary who need not be a director of the Corporation.

2.

Size of Board

The Board should have five independent members to ensure that there are sufficient independent members for committee work.  Subject to the foregoing, the Board should be of such a size that the Corporation's stakeholders are properly represented.

3.

Majority of Independent Directors

The Board will have a majority of directors who shall be independent and unrelated, as set forth in applicable securities laws, rules or guidelines or by any stock exchange on which the Corporation’s securities are listed for trading.  The Board must determine, based on all of the relevant facts and circumstances, whether each director satisfies the criteria for independence and must disclose each of these determinations. The Board may adopt and disclose categorical standards to assist it in making such determinations and may make a general disclosure if each director meets these standards.  Any determination of independence for a director who does not meet these standards, however, must be specifically explained.

4.

Board Membership Criteria

The Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.  This assessment will include an individual's qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board.

Directors should advise the Chairman of the Board and the chair of the Corporate Governance and Nominating Committee in advance of accepting an invitation to serve on another public Corporation board.

Exceptional candidates who do not meet all of these criteria may still be considered.

5.

New Directors

The Corporate Governance and Nominating Committee shall, as one of its responsibilities, recommend director candidates to the full Board.  Nominees for directorship will be selected by the Corporate Governance and Nominating Committee in accordance with the policies and principles in its terms of reference.  The Corporate Governance and Nominating Committee will maintain an orientation program for new directors.

6.

Retirement

a.

Term Limits.  The Board does not favour term limits for directors, but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance and Nominating Committee shall review each director's continuation on the Board every three years.  This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

b.

Resignation Policy  -  Retirement.    In order to provide access to new qualified directors, directors shall offer to resign from the Board upon reaching 70 years of age.  The Corporate Governance and Nominating Committee shall consider the resignation and accept it when appropriate in light of overall Board composition and effectiveness.

c.

Resignation Policy - Non-independent Directors.  Non-independent directors shall offer to resign from the Board upon their resignation, removal or retirement as an officer of the Corporation.

d.

Directors Changing Their Present Job Responsibilities.  The Board expects directors to offer to resign from the Board upon a change in their business position including, without limitation, retirement from the position on which their original nomination was based.  It is not the sense of the Board that in every instance the directors who retire or change from the position they held when they came on the Board should necessarily leave the Board.  There should, however, be an opportunity for the Board through the Corporate Governance and Nominating Committee to review the continued appropriateness of Board membership under the circumstances.

C.

MEETINGS AND MINUTES

1.

The time and place of meetings of the Board and the procedures at such meetings shall be determined from time to time by the directors provided that:

a.

a quorum for meetings shall be four directors, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

b.

the Chairman and Chief Executive Officer should establish the agenda for Board meetings, however, each Board member is free to suggest the inclusion of items on the agenda and is free to raise at any Board meeting subjects that are not on the agenda for that meeting;

c.

the Board will meet at least annually in executive session without the management directors and any members of the Corporation’s management, whether or not they are directors, who may otherwise be present;

d.

there may be, but does not need to be, a single presiding director at all executive sessions; however, the directors meeting in executive session shall have and disclose a procedure by which a presiding director shall be selected for each executive session (if, however, one director is chosen to preside at all executive sessions, his or her name shall be disclosed in the annual proxy statement and such statement shall also disclose how interested persons may communicate with any such person or the directors who meet in executive session as a group);

e.

notice of the time and place of every meeting shall be given in writing or facsimile communication to each director at least 48 hours prior to the time fixed for such meeting provided, however, that a director may in any manner waive a notice of a meeting and attendance of a director at a meeting is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

f.

written materials, which shall in all events include recent financial information, for use at Board meetings shall be distributed in writing or facsimile communication to each director sufficiently in advance of the time fixed for such meeting to permit meaningful review;

g.

the Board shall at all times have the right to determine who shall and shall not be present, including the attendance of key executive officers, at any part of the meetings of the Board; and

h.

the Board shall hold a minimum of four meetings per year and shall meet at least quarterly.

2.

All deliberations, recommendations and decisions of the Board shall be recorded by the Secretary in the minutes of the meetings of the Board, such minutes to be circulated to the directors prior to the next Board meeting.

D.

PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself.  The Board retains the responsibility for:

1.

managing its own affairs, including nominating candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.

engaging any necessary internal and/or external advisors.

E.

DUTIES AND RESPONSIBILITIES

1.

Legal Requirements

a.

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b.

The Board has the statutory responsibility to:

i.

exercise the powers of the Corporation directly or indirectly through the employees and agents of the Corporation;

ii.

direct the management of the business and affairs of the Corporation; and

iii.

act in accordance with its obligations contained in:

a.

the Business Corporations Act (Alberta) (the "ABCA"), as may be amended from time to time, and the regulations thereto;

b.

the Corporation's articles and by-laws;

c.

applicable Canadian and U.S. securities legislation;

d.

the rules and policies of the Toronto Stock Exchange and the American Stock Exchange; and

e.

other relevant legislation and regulations.

c.

The directors in exercising their powers and discharging their duties must:

i.

exercise their business judgment and act honestly and in good faith with a view to the best interests of the Corporation; and

ii.

exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

d.

In discharging the obligations set forth in Section E.1(c) above, directors should be entitled to rely on the honesty and integrity of the Corporation’s officers, employees, outside advisors and independent auditors.

e.

The directors are expected to:

i.

attend board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities; and

ii.

review meeting materials prior to Board meetings and meetings of the committees and, when possible, should communicate in advance of meetings any questions or concerns that they wish to discuss so that management will be prepared to address the same.

Each director’s attendance at, and preparation for, Board meetings and meetings of the committees on which they serve, shall be considered by the Corporate Governance and Nominating Committee when recommending director nominees.

f.

The Board has the statutory responsibility for considering the following matters as a full Board which, pursuant to the ABCA, may not be delegated to management or to a committee of the Board:

i.

any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.

the filling of a vacancy among the directors or in the office of auditor;

iii.

the issuance of securities generally (provided that the issuance of securities in a manner and on terms authorized by the Board may be delegated);

iv.

the declaration of dividends;

v.

the purchase, redemption or any other form of acquisition of shares issued by the Corporation (provided that the purchase, redemption or other form of acquisition of shares issued by the Corporation in a manner and on terms authorized by the Board may be delegated);

vi.

the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person or procuring or agreeing to procure purchases for any such shares;

vii.

the approval of management proxy circulars;

viii.

the approval of annual financial statements of the Corporation; and

ix.

the adoption, amendment or repeal of by-laws of the Corporation.

g.

The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

i.

Audit;

ii.

Compensation;

iii.

Corporate Governance and Nominating; and

iv.

Environment, Health and Safety;

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

2.

Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving a statement of the mission of the business of the Corporation and the strategy by which it proposes to achieve these goals.

3.

Managing Risk

The Board and its committees have the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

4.

Appointing, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

a.

to appoint the CEO upon recommendations of the Corporate Governance and Nominating Committee, to monitor and assess CEO performance, to determine CEO compensation and to provide annually advice and counsel in the execution of the CEO's duties;

b.

to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO and the Compensation Committee; and

c.

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

5.

Policies, Procedures and Compliance

The Board and its committees have the responsibility:

a.

to ensure that the Corporation operates at all times within applicable laws and regulations and ethical and moral standards;

b.

to approve the Corporation's code of ethics and monitor compliance with such code of ethics;

c.

to approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

d.

to ensure the Corporation sets environmental standards in its operations and is in compliance with environmental laws and legislation; and

e.

to ensure the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

6.

Reporting and Communication

The Board and its committees have the responsibility:

a.

to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

b.

to ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

c.

to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

d.

to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

e.

to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

7.

Monitoring and Acting

The Board and its committees have the responsibility:

a.

to monitor the Corporation's progress towards its goals and objectives end to revise and alter its direction through management in response to changing circumstances;

b.

to take action when performance falls short of goals and objectives or when other special circumstances warrant; and

c.

to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

8.

Conflicts of Interest

Directors shall avoid any action, position or interest that conflicts with an interest of the Corporation, or gives the appearance of a conflict.  The Corporation annually solicits information from directors in order to monitor potential conflicts of interest and directors are expected to be mindful of their fiduciary obligations to the Corporation.

9.

Share Ownership by Directors

The Board believes that the number of shares of the Corporation’s stock owned by each director is a personal decision, and encourages stock ownership.

10.

Director Compensation

The form and amount of director compensation will be determined by the Compensation Committee in accordance with the policies and principles set forth in its terms of reference.  The Board is aware that questions as to directors' independence may be raised when directors' fees and emoluments exceed what is customary.  Similar concerns may be raised when the Corporation makes substantial charitable contributions to organizations in which a director is affiliated, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director.  The Board will critically evaluate each of these matters when determining the form and amount of director compensation.

11.

Continuing Director Education

The Corporate Governance and Nominating Committee will maintain orientation programs for new directors and continuing education programs for all directors.

12.

Assessing Board Performance

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively.  The Corporate Governance and Nominating Committee will receive comments from all directors as to the Board's performance and report annually to the Board with an assessment of the Board's performance, to be discussed with the full Board following the end of each fiscal year.

13.

Access to Officers and Employees

Board members have complete and open access to the Corporation's Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Compliance Officer.  Board members who wish to have access to other members of management should coordinate such access through one of the foregoing.

14.

Interaction with Third Parties

The Board believes that management should speak for the Corporation and that the Chairman should speak for the Board.

15.

Board Authority

The Board and each committee have the power to hire independent legal, financial or other advisors, as they may deem necessary, without consulting or obtaining the approval of any officer of the Corporation in advance.  Information learned during the course of service on the Board is to be held confidential and used solely in furtherance of the Corporation's business.

16.

Confidentiality

The Board believes maintaining confidentiality of information and deliberations is an imperative.

F.

COMMITTEE ISSUES

1.

Board Committees

The Board will have at all times an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee and an Environment, Health and Safety Committee.  Each of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee shall consist solely of independent directors.  Committee members will be appointed by the Board upon recommendation of the Corporate Governance and Nominating Committee with consideration of the desires of individual directors.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

2.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs should be based on the director’s knowledge, interests and areas of expertise.  The Board does not favour mandatory rotation of committee assignments or chairs.  The Board believes experience and continuity are more important than rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board and in all cases should be rotated only if rotation is likely to increase committee performance.

3.

Committee Terms of Reference

Each committee shall have its own terms of reference.  The terms of reference will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board.  The terms of reference will also provide that each committee will annually evaluate its own performance.

4.

Frequency and Length of Committee Meetings

The chair of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s terms of reference.

Approved and adopted by the Board on February 2, 2006.